Exhibit 99.1

PRESS RELEASE

Borqs Technologies Announces Changes in Executives Positions

Santa Clara, California, October 6, 2021 – Borqs Technologies, Inc. (Nasdaq: BRQS, “Borqs,” or the “Company”), a global provider of embedded software and products for the Internet of Things (IoT) and a portfolio company of Qualcomm Technologies, today announced the following executive position changes. As of October 1, 2021, Anthony K. Chan has been appointed to the new position of Executive Director of Finance and US Operations, and the position of the Chief Financial Officer which Mr. Chan held since April 2015 has been filled by Henry Sun; and Mr. Sun will report to Mr. Chan.

Before joining Borqs, Mr. Sun founded Reach China LLC in 2016, a cross-border consulting firm helping both American and Chinese companies with capital market introductions and international business development. From January 2011 to August 2016, Mr. Sun served as the CFO of Highpower International, Inc., a lithium battery company listed on Nasdaq. From November 2009 to December 2010, Mr. Sun was the CFO of Zoomlion Concrete Machinery Company, a division of Zoomlion that was listed on both the Shanghai and Hong Kong stock exchanges.  Mr. Sun also held financial management roles with various public and private companies including Merrill Lynch from 2003 to 2005. Mr. Sun has extensive experiences in financial reporting and planning, corporate finance and SEC compliance, investor relations, capital raising, as well as managing relationships with investment bankers.  Mr. Sun holds a MBA degree from the Thunderbird School of Global Management at Arizona State University, and a Bachelor of Engineering degree from the Beijing University of Posts and Telecommunications.

About Borqs Technologies, Inc.

Borqs Technologies is a global leader in software and products for the IoT, providing customizable, differentiated and scalable Android-based smart connected devices and cloud service solutions. Borqs has achieved leadership and customer recognition as an innovative end-to-end IoT solutions provider leveraging its strategic chipset partner relationships as well as its broad software and IP portfolio.

Borqs’ unique strengths include its Android and Android Wear Licenses which enabled the Company to develop a software IP library covering chipset software, Android enhancements, domain specific usage and system performance optimization, suitable for large and low volume customized products. The Company is also currently in development of 5G products for phones and hotspots.

Investor Contact:

Sandra Dou

Vice President of Corporate Finance

Borqs Technologies, Inc.

sandra.dou@borq.net

www.borqs.com